

July 16, 2014

<u>Via E-mail</u>
Lori M. Muratta
General Counsel
Shell Midstream Partners, L.P.
One Shell Plaza
910 Louisiana Street
Houston, TX 77002

> Re: **Shell Midstream Partners, L.P.**
> **Registration Statement on Form S-1**
> **Filed June 18, 2014**
> **File No. 333-196850**

Dear Ms. Muratta:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Registration Statement on Form S-1 Filed June 18, 2014</u>

<u>General</u>

1.   Please provide any omitted disclosure which has not been omitted pursuant to Securities Act Rule 430A, and update your disclosure accordingly.

2.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please

supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Prospectus Summary, page 1

Our Relationship with Shell, page 2

3.   Provide the basis for your statement that you believe that Shell is "motivated to promote and support the successful execution of our business."

4.   Clarify the extent to which Shell will be a customer of your services. We note also the reference to Shell on pages 5 and 125.

Our Assets and Operations, page 2

5.   Provide a cross-reference to more detailed information about the flow reversal project.

Organic Growth Projects, page 4

6.   Explain the term "tension-let platform" or provide a definition in the Glossary.

Use of Proceeds, page 51

7.   Provide additional detail regarding the "general partnership purposes" you reference, quantifying the various items to which you expect to allocate the proceeds, to the extent known. See generally Item 504 of Regulation S-K, as well as Instructions 3 and 5, if applicable.

Cash Distribution Policy and Restrictions on Distributions, page 54

Rationale for Our Cash Distribution Policy, page 54

8.   You use the term "date of determination." Define that term.

Estimated Cash Available for Distribution for the Twelve Months Ending June 30, 2015, page 65

9.   You present historical information for the twelve months ended March 31, 2014 and year ended December 31, 2013 and forecasted information for the twelve months ended June 30, 2015. Please advise us whether you intend to provide updated disclosure in that regard and, if not, whether presenting a different period would have yielded different results.

10.   We note that you intend to make quarterly distributions, but that you have provided projected information only for the twelve months ending June 30, 2015. Insofar as you intend to make quarterly distributions, please revise the tabular entries to make this presentation on a quarterly basis.

Shell Midstream Partners, L.P., page 70

11.   Under "Revenue" you indicate that you have assumed a crude oil price of $100. Expand that disclosure to indicate the breakeven price below which you would not be able to make a distribution for the 12 months ending June 30, 2015.

12.   Under "Operations and Maintenance Expenses" you indicate that you estimate such expenses will be approximately $48.4 million. However, under "Capital Expenditures," you indicate that you expect to incur $5.4 million of maintenance capital expenditures. Clarify the difference between "maintenance" expenses and "maintenance capital expenditures."

Industry, page 110

13.   Please provide us with supplemental support for various claims which appear in the prospectus summary and in this section. With regards to the Bentek data and chart, please provide us supplementally with their consent to having their work cited and reproduced in the registration statement.

Business, page 117

14.   Throughout the prospectus, you indicate that the majority of your revenues are derived from "long-term" agreements. Clarify the time frame of the different types of contracts that you reference. File any material contracts as exhibits or a form of such agreement if no one contract is material. Finally, identify any material customers.

Our Assets and Operations, page 119

Mars System, page 121

Contracts, page 122

15.   In a manner similar to the contractual information provided for your other pipelines, please quantify the percentage of volumes transported on the Mars pipeline under either life-of-lease agreements or posted tariffs.

Bengal System, page 122

General, page 122

16.   Briefly describe here, or wherever else more appropriate, the population served by or significance of the Plantation pipeline.

Bengal Pipeline System, page 123

17.   Notwithstanding that you have discussed them textually, please add a visual depiction of the connecting Plantation and Colonial pipelines in a manner similar to the depiction of your connecting assets under the Mars Pipeline System. Also, provide a visual depiction for any of your other pipelines that have connections to material third-party assets.

Our Relationship with Shell, page 125

18.   Clarify whether Shell is or will be one of your customers and the amount of revenues attributable to Shell.

Certain Relationships and Related Party Transactions, page 146

Contracts with Affiliates, page 149

19.   We note your disclosure at pages 149-156 regarding your voting and operating agreements with affiliates and also that you have not referenced such agreements in your exhibit index. Please provide your analysis as to whether you are required to file such agreements as exhibits to your filing. Refer to Item 601 of Regulation S-K.

Unaudited Pro Forma Condensed Combined Financial Statements, page F-3

20.   Please (i) explain to us why you account for your investment in Mars under the equity method, as you appear to have a 71.5% controlling financial interest as a result of the voting agreement with SPLC, and (ii) identify for us the differences between your investments in Zydeco and Mars that led to different methods of accounting.

Audited Financial Statements of Ho-Ho, page F-27

Allowance Oil Inventory, page F-35

21.   You state on page F-35 that cost is determined using the "average cost method" and on page 109 that cost is determined using the "average market price," but these characterizations do not appear the same. Please clarify your wording.

22.   Please explain to us the basis for your accounting for allowance oil inventory as you appear to be stating inventories above cost. As part of your analysis, explain to us (i) how your allowance oil inventory has an "immediate marketability at quoted prices" and (ii) the frequency and circumstances that you sell allowance oil inventory. Also address how you considered the criteria in FASB ASC 330-10-35-16(b)(3) that "costs may be difficult to obtain" and explain whether your accounting is appropriate in circumstances where cost is not difficult to obtain, which appears to be your circumstance. Finally, explain if your inventories are reduced by expenditures to be incurred in disposal.

23.   Please separately present on the face of the statements of operations the following: (i) net gains / losses from allowance oil inventory due to normal, recurring pipeline operations, (ii) revenue attributable to the sale of allowance oil inventory, and (iii) inventory costs related to allowance oil that has been sold. Refer to Rule 5-03 of Regulation S-X.

Environmental Matters, page F-36

24.   Please revise the third sentence to more clearly describe the environmental expenditures that you expense.

Closing Comments

        We may have additional comments once you supply the information you omit throughout the prospectus, file all omitted exhibits including any material contracts, and update the disclosure as necessary. Please remember to allow enough time to respond to all such staff comments.

        Please provide updated information regarding the status of your listing application with the New York Stock Exchange. Also, prior to the effectiveness of your registration statement, please be sure that we receive a copy of the letter, or a call, from FINRA, stating that FINRA has finished its review and has no additional comments with respect to the proposed underwriting arrangements.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Michael Fay, Staff Accountant, at (202) 551-3812, or Mark Wojciechowski, Staff Accountant, at (202) 551-3759, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Monsour, Staff Attorney, at (202) 551-3360, or me, at (202) 551-3740, with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Kelly B. Rose, Esq.